UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR § 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-03213				May 31, 2018
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Nationwide Variable Insurance Trust
4. Address of principal executive office (number, street, city, state, zip code):

One Nationwide Plaza: Mail Code: 05-02-210R, Columbus, OH 43215

Report of Independent Accountants

To the Board of Trustees of the NVIT Multi-Manager Small Cap Value Fund

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the NVIT Multi-Manager Small Cap Value Fund (one of the series of Nationwide Variable Insurance Trust, referred to hereafter as the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of May 31, 2018. NVIT Multi-Manager Small Cap Value Fund’s management is responsible for its assertion and the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2018, and with respect to agreement of security purchases and sales, for the period from April 30, 2018 (the date of our last examination), through May 31, 2018.

•

Confirmation of all securities of the Fund managed by JPMorgan Investment Management, Inc. (“JPMorgan”) held at the Depository Trust Company in book entry form and review of the reconciliation procedures performed by J.P. Morgan Chase Bank, N.A. (the “Custodian”) at an omnibus level between the depository and the books and records of the Custodian;

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents

•	Reconciliation of all such securities to the books and records of the Fund and the Custodian

•	Inspection of subsequent cash statements evidencing settlement of all open trades of the Fund managed by JPMorgan

•	Agreement of 10 security purchases and 16 security sales or maturities since our last report from the books and records of the Fund to the related trade tickets

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with the specified requirements.

In our opinion, management’s assertion that the NVIT Multi-Manager Small Cap Value Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2018 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the NVIT Multi-Manager Small Cap Value Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

PricewaterhouseCoopers LLP

October 3, 2018

October 3, 2018

PricewaterhouseCoopers LLP

Two Commerce Square, Suite 1800

2001 Market Street

Philadelphia, PA 19103

NVIT Multi-Manager Small Cap Value Fund 17f-2 Counts (4/30/18 and 5/31/18)

We are providing this letter in connection with your examinations related to management of the NVIT Multi-Manager Small Cap Value Fund’s (one of the series of Nationwide Variable Insurance Trust, referred to herein as the “Fund”) assertions included as Attachment I that the Fund is in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of April 30, 2018 and for the period from December 31, 2017 through April 30, 2018 and as of May 31, 2018, and for the period from April 30, 2018 (the date of your last examination) through May 31, 2018, respectively.

We confirm, to the best of our knowledge and belief, as of October 3, 2018, the date of your report, the following representations made to you during your engagement.

1.

We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2018 and for the period from December 31, 2017 through April 30, 2018 and as of May 31, 2018 and for the period from April 30, 2018 through May 31, 2018.

2.	We are responsible for complying with the specified requirements and management’s assertions related thereto.

3.	We are responsible for establishing and maintaining effective internal control over compliance with the specified requirements.

4.

We are responsible for the criteria to be used in the evaluation of the Fund’s compliance with the specified requirements and management’s assertions related thereto and for determining that the criteria are appropriate for its purposes.

5.	All relevant matters are reflected in the evaluation of the Fund’s compliance with the specified requirements and management’s assertions related thereto.

6.	We have made available to you:

a.	all information necessary for purposes of the examinations.

b.	unrestricted access to personnel from whom you have requested information.

7.	There are no deficiencies in internal control relevant to the engagement of which we are aware.

8.	We are not aware of any instances of known noncompliance during the period for which the assertions were made.

9.	There are no compliance requirements needing clarification that required our interpretation.

10.

There are no communications from regulatory agencies, internal auditors, and any other parties concerning possible noncompliance with the specified requirements, including communications received between April 30, 2018 or May 31, 2018 and the date of your reports.

11.	We are not aware of any instances of known noncompliance occurring subsequent to the period for which the assertions were made.

12.

We have no knowledge of any actual, suspected or alleged fraud or noncompliance with laws or regulations affecting the Fund’s compliance with the specified requirements, management’s assertions related thereto, or related parties.

To the best of our knowledge and belief, no events have occurred subsequent to April 30, 2018 and May 31, 2018 and through the date of this letter that effect compliance including, but not limited to, known instances of noncompliance and communications received concerning possible noncompliance.

By:

/s/ Michael S. Spangler
Michael S. Spangler, Principal Executive Officer

/s/ Joseph A. Finelli
Joseph A. Finelli, Treasurer and Principal Financial Officer

Attachment I

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 – April 30, 2018

We, as members of management of the NVIT Multi-Manager Small Cap Value Fund (one of the series of Nationwide Variable Insurance Trust, referred to herein as the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2018 and from December 31, 2017 through April 30, 2018.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2018, and from December 31, 2017 through April 30, 2018, with respect to securities reflected in the investment account of the Fund.

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 – May 31, 2018

We, as members of management of the NVIT Multi-Manager Small Cap Value Fund (one of the series of Nationwide Variable Insurance Trust, referred to herein as the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2018 and from April 30, 2018 through May 31, 2018.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2018, and from April 30, 2018 through May 31, 2018, with respect to securities reflected in the investment account of the Fund.

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of the NVIT Multi-Manager Small Cap Value Fund (one of the series of Nationwide Variable Insurance Trust, referred to herein as the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2018 and from April 30, 2018 through May 31, 2018.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2018, and from April 30, 2018 through May 31, 2018, with respect to securities reflected in the investment account of the Fund.

NVIT Multi-Manager Small Cap Value Fund

By:

/s/ Michael S. Spangler
Michael S. Spangler, Principal Executive Officer

/s/ Joseph A. Finelli
Joseph A. Finelli, Treasurer and Principal Financial Officer